

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

<u>Via E-mail</u>
Martin P. Galvan
Vice President of Finance and Chief Financial Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

      Re: Lannett Company, Inc.
                Form 10-K for Fiscal Year Ended June 20, 2011
                Filed September 9, 2011
                File No. 001-31298

Dear Mr. Galvan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Joel Parker

                Joel Parker
                Accounting Branch Chief